EXHIBIT 12

Computation of Ratios of Earnings to Fixed Charges

	2006		2005		2004		2003		2002
	(In thousands)
Income before Income Taxes	$402,746		$343,105		$261,806		$220,396		$232,711
Fixed Charges:
Interest Expense	700,318		452,833		280,769		285,660		328,222
1/3 Rent Expense	13,083		12,516		10,656		9,935		8,521

Total Fixed Charges	713,401		465,349		291,425		295,595		336,743
Adjusted Earnings	$1,116,147		$808,454		$553,231		$515,991		$569,454
Ratio of Earnings to Fixed Charges	1.56	x	1.74	x	1.90	x	1.75	x	1.69	x
Interest on Deposits	$469,289		$273,533		$148,135		$142,312		$186,402
Ratio of Earnings to Fixed Charges excluding interest on deposits	2.65	x	2.79	x	2.83	x	2.44	x	2.55	x